June 21, 2013

VIA COURIER AND EDGAR

Sharon Blume
Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                            KKR Financial Holdings LLC

Form 10-K for the fiscal year ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the fiscal quarter ended March 31, 2013

Filed May 8, 2013

File No. 001-33437

Dear Ms. Blume:

We are writing to respond to the comments set forth in your comment letter, dated June 6, 2013, relating to our Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the fiscal quarter ended March 31, 2013.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that any references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K or Form 10-Q, as applicable.

Form 10-K for the fiscal year ended December 31, 2012

Investment Portfolio — Overview, page 69

1.              On page 70 you disclose that a minority interest in three of your CLO transactions is not held by you. Please tell us how you considered whether this represented a non-controlling interest. Please revise future filings to clarify if the minority interest represents an ownership interest. Refer to guidance starting at ASC 810-10-45-15.

In response to the Staff’s comment, the Company advises the Staff that the guidance starting at ASC 810-10-45-15 with regards to non-controlling interest is not applicable as the instruments referred to in this disclosure are debt instruments and not equity interests with an ownership interest in the CLO transactions.  The Company will remove the term “minority interest” from future filings to avoid confusion for users of the Company’s filings.

Segment Results — Credit Segment, page 82

2.              Considering the materiality of net realized and unrealized gain on investments, please revise future filings to present in a tabular format, detail of this amount based on the type of asset (corporate loans held for sale, corporate debt securities, etc.) and nature of the gain (unrealized, realized, lower of cost of market charge, etc.). Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

In response to the Staff’s Comment, the Company will include tabular disclosure substantially similar to the following in its future filings within its Results of Operations — Segment Results — Credit Segment section. Please note that the first table below is an excerpt from the Credit Segment table presenting related net income components.

	For the year ended December 31, 20XX	For the year ended December 31, 20XX	For the year ended December 31, 20XX
Other income:
Realized and unrealized (loss) gain on derivatives and foreign exchange:
Credit default swaps	XX	XX	XX
Total rate of return swaps	XX	XX	XX
Common stock warrants	XX	XX	XX
Foreign exchange(1)	XX	XX	XX
Total realized and unrealized (loss) gain on derivatives and foreign exchange	XX	XX	XX
Net realized and unrealized gains on investments (2)	XX	XX	XX
Lower of cost or estimated fair value (2)	XX	XX	XX
Impairment of securities available for-sale and private equity at cost (2)	XX	XX	XX
Other income	XX	XX	XX
Total other income	XX	XX	XX

(1)                                  Includes foreign exchange contracts and foreign exchange remeasurement gain or loss.

(2)                                  Included within net realized and unrealized gain on investments in the consolidated statements of operations.

The table below details the components of net realized and unrealized gains on investments, separated by financial instrument for the years ended December 31, 20XX, 20XX and 20XX (amounts in thousands):

	For the year ended December 31, 20XX			For the year ended December 31, 20XX			For the year ended December 31, 20XX
	Unrealized gains (losses)	Realized gains (losses)	Total	Unrealized gains (losses)	Realized gains (losses)	Total	Unrealized gains (losses)	Realized gains (losses)	Total
Corporate loans	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX
Corporate securities	XX	XX	XX	XX	XX	XX	XX	XX	XX
RMBS	XX	XX	XX	XX	XX	XX	XX	XX	XX
Equity investments, at estimated fair value	XX	XX	XX	XX	XX	XX	XX	XX	XX
Other (1)	XX	XX	XX	XX	XX	XX	XX	XX	XX
Total	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX	$ XX

(1)           Includes securities sold, not yet purchased and interests in joint ventures and partnerships.

Troubled Debt Restructurings, page 96

3.              We note you recorded a large charge related to a troubled debt restructuring during 2012. Please revise future filings to disclose information related to this transaction that allows an investor to clearly understand how this transaction was presented in the financial statements. For instance, disclose the amount of loans held for investment and held for sale before and after the modification and the amount of the charge recorded in the allowance for loan loss and the amount of the charge recorded in the lower of cost or estimate fair value allowance. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

In response to the Staff’s Comment, the Company advises the Staff that during 2012 a single troubled debt restructuring occurred and therefore the quantitative and qualitative information related to the restructured loans was disclosed in narrative format. Commencing in the first quarter of 2013, when three troubled debt restructurings occurred, the Company provided the disclosures required by ASC 310-10-50-33 through 310-10-50-34 in tabular format. The Company further advises the staff that while the disclosures under ASC 310-10-50-33 through 310-10-50-34 are not required for loans accounted for at fair value or the lower of cost or estimated fair value, in the event that such loans are modified and qualify as TDRs, they also will be included in the tabular format.

The Company will include disclosure substantially similar to the following in its future filings:

The following table presents the aggregate balance of loans by loan class whose terms have been modified in a TDR during the years ended December 31, 20XX, 20XX and 20XX. There were X, X and X new TDRs during the years ended December 31, 20XX, 20XX and 20XX, respectively. The TDRs involved conversions of the loans into one of the following: (i) new term loans with extended maturities and fixed, rather than floating, interest rates, (ii) equity security of the borrower carried at estimated fair value, or (iii) a combination of equity security of the borrower and loans carried at estimated fair value. The TDR involving an extension of maturity date was for an additional X-year period with a coupon of XX%.

	Year ended December 31, 20XX			Year ended December 31, 20XX			Year ended December 31, 20XX
	Number of loans	Pre- modification outstanding recorded investment(1)	Post- modification outstanding recorded investment (1)(2)	Number of loans	Pre- modification outstanding recorded investment (1)	Post- modification outstanding recorded investment (1)	Number of loans	Pre- modification outstanding recorded investment (1)	Post- modification outstanding recorded investment (1)
Troubled debt restructurings:
Loans held for investment	X	$ XX	$ XX	X	$ XX	$ XX	X	$ XX	$ XX
Loans held for sale	X	XX	XX	X	XX	XX	X	XX	XX
Loans at estimated fair value	X	XX	XX	X	XX	XX	X	XX	XX
Total	X	$ XX	$ XX	X	$ XX	$ XX	X	$ XX	$ XX

(1)                   Recorded investment is defined as amortized cost plus accrued interest.

(2)                   Excludes equity security of the borrower received from the TDRs with an estimated fair value of $XX million.

Prior to the TDRs, X, X and X of the new TDRs described above were already identified as impaired and had specific allocated reserves, for the years ended December 20XX, 20XX and 20XX, respectively. Also, X, X and X of the new TDRs were loans held for sale and carried at the lower of cost or estimated fair value for the years ended December 20XX, 20XX and 20XX, respectively. Upon restructuring the X, X and X impaired loans held for investment, the difference between the recorded investment of the pre-modified loans and the estimated fair value of the new assets was charged-off against the allowance for loan losses in the amount of $XX, $XX and $XX for the years ended December 31, 20XX, 20XX and 20XX, respectively. Upon restructuring the X, X and X loans held for sale, the difference between the recorded investment of the pre-modified loans and the estimated fair value of the new assets was charged against the lower of cost or estimated fair value allowance in the amount of $XX, $XX and $XX for the years ended December 31, 20XX, 20XX and 20XX, respectively.

Loans Held for Sale and Lower of Cost or Fair Value Adjustment, page 98

4.              Please revise future filings to provide a roll forward of the lower of cost or fair value adjustment for each period presented which details amounts on a gross basis such as charges from declines in value, credits from recoveries of declines in value, and reductions due to sales of loans or from loans transferred to held for investment. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

In response to the Staff’s Comment, the Company will include new disclosure substantially similar to the following in its future filings:

The following table summarizes the changes in the lower of cost or estimated fair value adjustment for our corporate loans held for sale portfolio during the years ended December 31, 20XX, 20XX and 20XX (amounts in thousands):

	For the year ended December 31, 20XX	For the year ended December 31, 20XX	For the year ended December 31, 20XX
Lower of cost or estimated fair value:
Beginning balance	$ XX	$ XX	$ XX
Sale of loans held for sale	XX	XX	XX
Transfer of loans to held for investment	XX	XX	XX
Declines in estimated fair value	XX	XX	XX
Recoveries in estimated fair value	XX	XX	XX
Ending balance	$ XX	$ XX	$ XX

5.               Please revise future filings to disclose where the net charge to earnings related to lower of cost or estimated fair value adjustments is presented in the income statement.

In response to the Staff’s Comment, the Company will include in its future filings narrative and/or a footnote to the Credit Segment table presenting related net income components stating that the lower of cost or estimated fair value is included within net realized and unrealized gain (loss) on investments in the consolidated statements of operations. Refer to the Company’s tabular disclosure in response to Comment #2.

Consolidated Balance Sheets, page F-5

6.               Please tell us how you considered whether you were required to present information related to consolidated variable interest entities on the face of your balance sheet as required by ASC 810-10-45-25.

The Company advises the Staff that the Company finances the majority of its corporate debt investments through its seven collateralized loan obligation (“CLO”) transactions: KKR Financial CLO 2005-1, Ltd., KKR Financial CLO 2005-2, Ltd., KKR Financial CLO 2006-1, Ltd., KKR Financial CLO 2007-1, Ltd., KKR Financial CLO 2007-A, Ltd., KKR Financial CLO 2011-1, Ltd. and KKR Financial CLO 2012-1, Ltd. All seven CLOs are variable interest entities (“VIEs”), which the Company consolidates.

The assets of these VIEs comprise the majority, or approximately 91%, of the Company’s aggregate carrying value of corporate loans, securities and equity investments at estimated fair value. The liabilities of these VIEs are separately presented on the Company’s consolidated balance sheets in the CLO secured notes and junior secured notes to affiliates lines. These debt balances in their entirety represent the liabilities of the CLOs and are recourse only to the CLOs.

As the Company clearly disclosed in the Form 10-K that it consolidates all VIE assets as well as the fact that these VIE assets comprised the majority of the Company’s corporate debt portfolio, the Company did not separately present the assets of these consolidated VIEs on the face of the consolidated balance sheets. Rather, the Company disclosed within the respective notes (Notes to Consolidated Financial Statements — Note 4: Securities and Note 5: Corporate Loans and Allowance for Loan Losses) and balance sheet line item (Equity investments, at estimated fair value), the totals pledged as collateral for these CLOs. To help provide additional clarity within the footnotes, the Company will include the header “Pledged Assets” in its future filings to distinguish the tables summarizing the corporate loans and securities pledged as collateral for CLOs. With regards to the VIE liabilities, the Company disclosed within the Notes to Consolidated Financial Statements — Note 7: Borrowings the components of CLO debt separated by hierarchy and affiliation.

7.               For each line item in the balance sheet that contains both fair value and non-fair-value items, please revise future filings to parenthetically disclose the amount measured at fair value included in the aggregate amount. Refer to ASC 825-10-45-2 for guidance.

In response to the Staff’s Comment, for each line item in the balance sheet that contains both fair value and non-fair value items, the Company will parenthetically disclose in its future filings the fair value amount.

Consolidated Statements of Operations, page F-6

8.               Please reconcile for us the $52 million of interest expense to affiliates recognized during 2012 considering the amount of CLO notes held by affiliates at December 31, 2012 was $297 million and considering the borrowing rates disclosed on page F-39.

In response to the Staff’s Comment, the Company advises the Staff that the $52 million of interest expense to affiliates includes $34 million paid on the CLO 2007-1 subordinated notes and $6 million paid on the CLO 2007-A subordinated notes. The borrowing rates for these two debt tranches are not disclosed in the Form 10-K as the subordinated notes do not have a contractual coupon rate; rather, interest paid on these notes is based on the residual cash flows from the respective CLOs that issued the notes. For the year ended December 31, 2012, the interest payments on the CLO 2007-1 and CLO 2007-A subordinated notes implied an annual rate of 26% and 60%, respectively. Pursuant to Comment #12, the weighted average implied rates on these debt instruments will be disclosed in future filings.

Below is a reconciliation detailing the beginning and ending debt balances, the interest expense comprising the $52 million interest expense to affiliates, as well as the respective weighted average borrowing rates.

	2012
Debt to Affiliates	Beginning Debt Balance	Ending Debt Balance	Weighted Average Rate	Interest Expense
CLO 2007-1 Class D	$87,603,657	$36,322,860	2.6%	$1,606,725
CLO 2007-1 Class E	34,475,391	34,475,391	5.5%	1,908,886
CLO 2007-1 Class F	15,886,660	15,886,660	10.1%	1,606,452
CLO 2007-1 Class G	16,079,967	16,079,967	10.1%	1,625,999
CLO 2007-1 Class H	16,079,967	16,079,967	10.1%	1,625,999
CLO 2007-1 Subordinated notes	130,270,216	130,270,216	25.9%	33,723,498

CLO 2007-A Class C	4,631,030	—	3.2%	53,035
CLO 2007-A Class D	13,378,532	—	5.0%	241,078
CLO 2007-A Class E	11,577,576	11,577,576	7.0%	819,081
CLO 2007-A Class F	4,373,752	4,373,752	8.1%	353,897
CLO 2007-A Class G	10,497,003	10,497,003	8.1%	849,353
CLO 2007-A Class H	10,497,003	10,497,003	8.1%	849,353
CLO 2007-A Subordinated notes	10,497,003	10,497,003	60.2%	6,322,896

Total	$365,847,756	$296,557,397		$51,586,250

9.               You disclose that corporate loans are typically purchased via assignment or participation in either the primary or secondary market. Please tell us how you determine whether these loans are acquired with evidence of deterioration of credit quality since origination for which it is probable that you will be unable to collect all contractually required payments receivable and accounted for using the guidance in ASC 310-30.

a.               If you believe these loans are not in the scope of ASC 310-30, please provide us a brief analysis of the purchase discount on these loans (amount of loans purchased at a discount, average amount of discount on these loans, amount of loans with a significant discount, etc.) and tell us to what you attribute the discount.

b.              If you believe these loans are in the scope of ASC 310-30, please revise future filings to provide the disclosure required by ASC 310-30-50 and other relevant disclosure requirements for all periods presented.

The Company advises the Staff that the majority of its loan acquisitions are purchased for its CLO subsidiaries, the indentures for each of which restrict the CLO’s holdings of assets in default, discounted obligations or CCC-rated assets in excess of the percentage of CCC-rated asset limit specified for each CLO. Therefore, the amount of loans acquired for those CLO subsidiaries with evidence of deterioration of credit quality since origination, if any, would be expected to be immaterial. This is evidenced by loan purchases for those CLO subsidiaries during the fourth quarter of 2012, during which time approximately $1.0 billion par amount of loans were purchased, which had a weighted average purchase price of 99.35% of par value, were all performing, and none of which were in default or had a credit rating of CCC or lower. The Company believes that any discount on the loans acquired is as a result of prevailing market factors at the time of acquisition and not due to any issues with the credit quality of the assets.

The Company further advises the Staff that it does acquire loans with evidence of deterioration of credit quality since origination, evidenced by, among other factors, the purchase price, credit rating and whether the loan is performing or non-performing at the time of acquisition, for which it is probable that the Company will be unable to collect all contractually required payments receivable and accounted for using the guidance in ASC 310-30. Such acquisitions consist of deploying capital to deeply discounted secondary market opportunities, debtor-in-possession and exit facilities, rescue financing transactions and other distressed opportunities. However, through December 31, 2012 all such loans acquired have been accounted for at fair value and are therefore scoped out of the required accounting under ASC 310-30 (refer to ASC 310-30-15-2a.).

In the event that a loan is purchased with evidence of deterioration of credit quality since origination which is not accounted for at fair value, such a loan would be accounted for in accordance with the guidance in ASC 310-30, as disclosed in the Note 2. Summary of Significant Accounting Policies, F-19 of Form 10-K for the fiscal year ended December 31, 2012.

The Company will include disclosure substantially similar to the following in its future filings:

Other than loans which are measured at fair value, loans acquired with deteriorated credit quality are recorded at initial cost and interest income is recognized as the difference between the Company’s estimate of all cash flows that it will receive from the loan in excess of its initial investment on a level-yield basis over the life of the loan (accretable yield) using the effective interest method.

Note 5. Corporate Loans and Allowance for Loan Losses, page F-30

10.         Please tell us why the net unamortized discount related to Corporate Loans Held for Sale is so much larger as a percentage of principal as compared to Corporate Loans Held for Investment.

The net unamortized discount related to corporate loans held for sale is much larger as a percentage of principal compared to corporate loans held for investment due to one position, ProSiebenSat.1 Media AG, which comprised $60 million of the total $89 million of discount. Between March 2007 to January 2009, the Company entered into over ten separate trades to purchase via assignment ProSiebenSat1 Media mezzanine loan, denominated in Euro, with nine unaffiliated counterparties. The total par amount acquired was $84 million (converted from Euro) with an average cost of 30% of par value. Refer to the Company’s response to Comment #16 for further discussion on the Company’s investment in the ProSiebenSat.1 Media AG mezzanine loan.

11.         Based on your disclosure of your allowance for loan loss methodology, it appears that you measure credit impairment on specifically identified loans that are impaired using the guidance in ASC 310-10-35 (the allocated component) and that you measure credit impairment on the remaining loans collectively using the guidance in ASC 450-20 (the unallocated component). Therefore, please tell us why you disclose the entire allowance for loan losses and recorded investment in corporate loans as individually evaluated for impairment (ASC 310-10-35) on page F-32 or revise future filings to correctly disclose this information based on your credit impairment methodology. Please refer to ASC 310-10-50-11B(g) and (h) and ASC 310-10-50-11C for guidance.

In response to the Staff’s Comment, the Company advises the Staff that due to the nature of the Company’s loan portfolio i.e. large balance, non-homogenous, below investment grade high yield loans, the Company performs a comprehensive review of the entire held for investment loan portfolio on a quarterly basis in which each loan is individually evaluated to determine whether it should be included in the allocated or unallocated component.

For the unallocated component, this includes identifying loans that demonstrate possible indicators of impairment, including internally assigned credit quality indicators. Such indicators include, but are not limited to, the current and/or forecasted financial performance and liquidity profile of the issuer, specific industry or economic conditions that may impact the issuer, and the observable trading price of the loan if available. All loans in the unallocated component are first categorized based on their assigned risk grade and further stratified based on the seniority of the loan in the issuer’s capital structure. The seniority classifications assigned to loans are senior secured, second lien and subordinate. Upon completion of that evaluation, loans included in the allocated component are accounted for in accordance with ASC 310-10-35, while those loans included in the unallocated component are accounted for in accordance with ASC 450-20, with the appropriate disclosures made for ASC 310-10-50-11B(g) and (h) and ASC 310-10-50-11C.

Therefore, while the Company assesses loans in the unallocated component individually to determine whether or not such loans are impaired, the Company agrees with the Staff’s comment that credit impairment is measured on those loans collectively using the guidance in ASC 450-20, and will disclose as such in the required tabular format in future filings.

Note 7. Borrowings, page F-38

12.         For the line items in the table detailing the borrowings outstanding at period end for which you do not present a weighted average borrowing rate, please revise future filings to disclose an estimated weighted average rate based on the actual amount of cash/interest paid during the year.

In response to the Staff’s Comment, for those line items that did not have a borrowing rate presented, the Company will disclose in its future filings the estimated weighted average rate based on the actual amounts during the periods being disclosed.

Note 13. Income Taxes, page F-53

13.         Please revise future filings to disclose the net difference between the tax bases and the reported amounts of your assets and liabilities. Refer to ASC 740-10-50-16 for guidance.

In response to the Staff’s Comment, the Company advises the Staff that it believes the disclosure requirement related to the net differences between a company’s tax bases and the reported amount of its assets and liabilities is meant to indicate to a shareholder what future taxable income or deductions may be generated with respect to the ownership interest from the company’s future operations. The Company has an IRC Section 754 election in effect, whereby the inside tax basis a shareholder receives in its pro rata share of the Company’s assets is dependent on the amount the shareholder paid for the Company’s shares as well as the fair market value of the Company’s assets at the time the Company’s shares were purchased. As such, shareholders who purchase the Company’s shares at different times for different prices will have different tax bases in the Company’s assets.

When the Company sells an asset, the amount of taxable gain/loss a shareholder recognizes on the asset sale is computed with respect to each shareholder’s tax basis in such asset. Consequently, the amount of taxable gain or loss generated when the Company sells an asset will vary by shareholder and is not pro rata amongst shareholders. As the price of the Company’s shares has significantly fluctuated throughout the years, the amounts of tax bases shareholders received in the Company’s assets and the amounts of taxable gain/loss recognized on sales of assets has significantly varied depending on when the Company’s shares were purchased. As such, the Company does not believe disclosing the net difference between the Company’s aggregate tax bases and the aggregate reported amounts provides information that is useful to readers of its financial statements as shareholders do not share the tax bases pro rata and such disclosure would not provide a shareholder with an accurate indication of what future taxable income and deductions may be generated.

14.         Please revise future filings to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets. Refer to ASC 740-10-50-6 for guidance.

In response to the Staff’s Comment, the Company will include tabular disclosure substantially similar to the following in its future filings within its Notes to Consolidated Financial Statements — Note 13. Income Taxes (or corresponding) section:

	As of December 31, 20XX	As of December 31, 20XX
Deferred tax assets:
Unrealized losses from investments in domestic corporate subsidiaries	$ XX	$ XX
Total deferred tax assets	XX	XX

Deferred tax liabilities:
Unrealized gains from investments in domestic corporate subsidiaries	XX	XX
Total deferred tax liabilities	XX	XX

Net deferred tax assets	$ XX	$ XX

15.         To the extent income tax expense differs from the expected amount based on federal and state statutory rates, please revise future filings to disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying federal and state statutory tax rates to pretax income from continuing operations. Refer to ASC 740-10-50-12 for guidance.

In response to the Staff’s Comment, the Company will include tabular disclosure substantially similar to the following in its future filings within its Notes to Consolidated Financial Statements — Note 13. Income Taxes (or corresponding) section:

	Year ended December 31, 20XX	Year ended December 31, 20XX	Year ended December 31, 20XX

Income before taxes at statutory rate	$ XX	$ XX	$ XX
Income passed through to shareholders	XX	XX	XX
State and local income taxes, net of federal benefit	XX	XX	XX
Withholding taxes	XX	XX	XX
Changes on prior year estimate	XX	XX	XX
Effective tax expense	$ XX	$ XX	$ XX

Form 10-Q for the fiscal quarter ended March 31, 2013

MD&A — Credit Segment — Other Income, page 57

16.       You disclose that you recognized a gain of $48.3 million during the quarter ended March 31, 2013 from the sale of one of your largest corporate loan positions. Please tell us all the relevant facts and circumstances related to the sale. Your response should include, but not be limited to, the following information:

•                  If the sale was to a related party or unrelated party.

•                  Basic underwriting information (borrower information, loan terms, etc.).

•                  A history of the accounting for the loan (classification, measurement, etc.) with supporting commentary.

•                  A history of the change in fair value for the loan with supporting commentary detailing the underlying reasons for significant changes.

The Company advises the Staff that the sale was of a syndicated leveraged loan issued by ProSiebenSat.1 Media AG (“PS7”), a publicly listed German media company on the Frankfurt Stock Exchange. Prior to the sale, the loan had been classified as held for sale and had an estimated fair value of 92.8% of par value as of December 31, 2012. The sale of the loan during the quarter consisted of seven trades with Goldman Sachs & Co, an unaffiliated third party, through which the Company sold €52.04 million par amount of the mezzanine loan issued by PS7 at a weighted-average price of 94.62% of par value. The amount sold consisted of €45.63 million par amount of mezzanine loan purchased between March 2007 and January 2009 from unaffiliated third parties at an average purchase price of 30.01% of par value. The €6.41 million excess of the amount sold over purchased consists of capitalized payment-in-kind (“PIK”) interest that is added to the loan at a rate of 3.5% per annum.

In 2007, PS7 issued a €606 million mezzanine loan facility that was issued in conjunction with and subordinate to a €2.198 billion senior secured loan facility and a €500 million second lien facility. The aggregate €3.304 billion loan issuance was offered through a syndicated transaction led by Bank of America, Credit Suisse, JPMorgan, Lehman Brothers, Morgan Stanley, The Royal Bank of Scotland, and UniCredit. The mezzanine loan consisted of both cash payment of interest at a rate of Euribor plus 3.50% per annum and a PIK interest rate of 3.50% per annum. The mezzanine loan has a ten year term and matures in March 2017.

At acquisition, the Company’s initial accounting for the loan was to include it in loans held for investment and carry the loan at amortized cost. During the fourth quarter of 2008, the Company designated the loan as being impaired and subsequently placed the loan on non-accrual status during the second quarter of 2009. The loan was determined to be impaired based on its estimated fair value of 5.5% of par value as of December 31, 2008. During the first quarter of 2011, the Company transferred the loan from held for investment to held for sale and recorded a $0.8 million charge-off to its allowance for loan losses as a result of reducing the carrying value of the loan from its amortized cost basis to the lower of cost or estimated fair value. The mezzanine loan that the Company invested in never defaulted nor did it ever miss or become delinquent in making a cash interest payment since the initial issuance of the loan in March 2007.

The table below provides a history of the loan’s estimated fair value based on prices obtained from Mark-It, a third party pricing service that the Company subscribes to in order to obtain market values for syndicated loans.

Date	Market Price (as a percentage of Par)	Date	Market Price (as a percentage of Par)
December 31, 2007	85.3	September 30, 2010	61.3
March 31, 2008	60.0	December 31, 2010	82.8
June 30, 2008	49.3	March 31, 2011	86.7
September 30, 2008	21.9	June 30, 2011	82.9
December 31, 2008	5.5	September 30, 2011	43.8
March 31, 2009	3.4	December 31, 2011	51.3
June 30, 2009	4.8	March 31, 2012	70.7
September 30, 2009	21.5	June 30, 2012	65.0
December 31, 2009	27.2	September 30, 2012	80.1
March 31, 2010	44.0	December 31, 2012	92.8
June 30, 2010	49.1	March 31, 2013	97.6

As reflected in the table above, PS7’s mezzanine loan significantly declined in market value from early 2008 through late 2010. The following commentary provides an overview of the key business and market drivers that drove the material swings in PS7’s debt value during this period. In December 2006, Kohlberg Kravis Roberts & Co. (“KKR”) and Permira entered into an agreement to buy a controlling stake in PS7 from Haim Saban, with a plan to subsequently merge PS7 with SBS Broadcasting (previously known as Scandinavian Broadcasting Systems), an existing portfolio company of KKR and Permira. This merger was completed in early 2007. In late 2007, PS7 and its primary German market competitor, the RTL Group, were fined by the German Federal Cartel Office for certain types of advertising deals that the Cartel Office believed discouraged competition. PS7 was fined €120 million, more than 15% of a full year’s EBITDA at the time. PS7’s reported results in 2008 began to decline with EBITDA declining approximately 20% year-over-year. Some of the challenges faced by PS7 in 2008 were driven by the ad market generally due to the global economic slowdown, but these problems were compounded by the new sales model that PS7 adopted in response to the fine by the German Federal Cartel Office. The sales model was rejected by the advertising customer market, which led to market share loss to the RTL Group during 2008. By the end of 2009 PS7’s business was improving and its stock increased in value, which provided the market confidence of underlying value in the mezzanine loan.  In 2010 PS7’s revenue grew significantly as a result of strong increases in ad-spending as the global economic recovery was underway.  In addition to revenue growth, PS7 benefited from the Company’s operating leverage compounded by cost-saving actions in 2008 and 2009 that led to an increase in revenue of 9% in 2010 and an increase in EBITDA of over 20%.  PS7’s shares increased in value 180% during 2010 with the recovery in share value implying repayment of PS7’s outstanding debt being more likely. In 2011 and 2012, PS7 announced plans to begin divesting of their non-German pay television assets, and did so by the end of 2012 with asset sales being completed at strong multiples ranging from 10-12x EBITDA depending on the specific asset.  The majority of the proceeds from these assets were used to reduce PS7’s senior debt, which in turn resulted in meaningful increases in the market value of PS7’s mezzanine loan as the debt it was subordinate to had declined meaningfully in 2012.

MD&A — Impaired Loans, page 65

17.       You disclose that $68.8 million of loans were extinguished through TDR’s during the quarter ended March 31, 2013. Please tell us all the relevant facts and circumstances related to the extinguishment of these loans. Additionally, please tell us and revise future filings to clarify if all TDR’s are considered to be impaired and measured using the guidance in ASC 310-10 unless paid in full, or otherwise settled, sold, or charged-off.

In response to the Staff’s comment, the Company advises the Staff that the $68.8 million change in the impaired loan balance due to extinguishment through TDRs during the quarter ended March 31, 2013 relates to a total of three loans from two issuers, all of which had previously been designated as impaired and had been included in the allocated component of our allowance for loan losses.

Of the $68.8 million total, $50.4 million related to two loans from one issuer, Lodgenet Interactive. Lodgenet Interactive defaulted on its December 31, 2012 interest payment and the loans were designated as impaired and placed on non-accrual status at that time. As part of the Chapter 11 bankruptcy reorganization proceedings in Q1 2013, the existing two loans were exchanged for two new loans with an estimated fair value of $39.4 million and resulted in a charge-off of $11.0 million against the allowance for loan losses. The change in the terms and conditions of the pre-modification loans compared to the post-modification loans were such that they were determined to be substantially different under ASC 310-20-35-11 and met the accounting definition of an extinguishment.

The remaining $18.4 million of the total $68.8 million change in impaired loan balance related to one loan from a single issuer, Mediannuaire (aka PagesJaunes). The loan was identified as impaired during the Q1 2011 portfolio review due to heightened concern as to the collectability of the original investment and was placed on non-accrual status at that time. The loan was exchanged for equity security of the borrower with an estimated fair value of $2.1 million, resulting in a charge-off of $15.8 million against the allowance for loan losses. Note that the $18.4 million also included a $0.5 million impact due to changes in foreign exchange rates between December 31, 2012 and March 31, 2013. The pre-modification loan was extinguished as a result of the exchange.

The Company advises the Staff that it considers all TDRs subject to the loan impairment accounting guidance included in ASC 310-10-35, in particular loans held for investment, to be impaired and makes the required disclosures in accordance with that guidance. However, not all of the Company’s TDRs are considered to be impaired since those TDRs also include both loans held for sale (accounted for at the lower of cost or estimated fair value) and loans carried at fair value, both of which are scoped out of loan impairment accounting under ASC 310-10-35 (refer to ASC 310-10-35-13) but which are subject to TDR accounting under ASC 310-40.

Of the $65.6 million recorded investment amount reported as TDRs as of March 31, 2013, $20.4 million is accounted for at the lower of cost of estimated fair value, $1.2 million is accounted for at fair value, and $4.6 million is held for investment and disclosed as impaired. The remaining $39.4 million is the recorded investment amount in the Lodgenet Interactive loans restructured during the quarter ended March 31, 2013. Since the pre-modification loans were determined to be extinguished as a result of the restructuring and the loans received in exchange were considered to be new loans, while the loans were placed on non-accrual status and disclosed as TDRs, the Company did not consider the new loans to be impaired and did not designate nor disclose them as such. The Company advises the Staff that had the Lodgenet Interactive loans been designated as impaired and included in the allocated component of the allowance for loan losses, that there would not have been a change in the allocated reserve as of March 31, 2013, since the loans had already been written down to their estimated fair value as a result of the TDR during the first quarter of 2013 and the estimated fair value was consistent with the carrying value of the loans as of March 31, 2013. Accordingly, there would have been no impact on the Company’s financial position, results of operations or cash flows if the loans had been designated as impaired as of March 31, 2013. The incremental balance that would have been disclosed in the notes to the Company’s financial statements as of March 31, 2013 as being impaired of $39.4 million represents 0.67% of the Company’s loan portfolio and as such, the Company does not believe that its omission of including the loans in its impaired balance materially changes the disclosure of its impaired portfolio as of March 31, 2013.

The Company further advises the Staff that it will revise its future filings to include the Lodgenet Interactive loans in its impaired loan disclosures and will apply the same accounting treatment of classifying loans that have gone through a troubled debt restructuring as being impaired post the restructuring for future transactions.

The Company will also include disclosure substantially similar to the following in its future filings:

Loans whose terms have been modified in a TDR are considered impaired, unless accounted for at fair value or the lower of cost or estimated fair value, and are typically placed on non-accrual status, but can be moved to accrual status when, among other criteria, payment in full of all amounts due under the restructured terms is expected and the borrower has demonstrated a sustained period of repayment performance, typically six months.

*              *              *              *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (415) 315-6512 or by fax at (415) 391-3077.

Sincerely,

/s/ Michael R. McFerran
Michael R. McFerran
Chief Financial Officer

cc:  Mike Volley
Division of Corporation Finance

Securities and Exchange Commission